FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE FISCAL YEAR ENDED 30 APRIL 2012

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the year ended 30 April 2012 and should be read in conjunction with the corresponding consolidated financial statements and related notes. The date of this Management Discussion and Analysis is 24 July 2012. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of forming options and/or joint ventures with major mining companies through to production. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned US and Mexican subsidiary,  Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V., respectively, are being maintained for future property acquisitions.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company ended 30 April 2012 with a strong cash position that will enable it to continue its own acquisition and exploration in North America and other jurisdictions.

Project Overview:

RIVER VALLEY, ONTARIO

The River Valley mineral claims are located in the Sudbury Region of Ontario (Figure 1).  PFN optioned the River Valley claims following the discovery of highly anomalous Platinum Group Metals ("PGM") values in grab samples in the Dana Lake and Azen Creek areas.  By an agreement dated 15 January  1999 and amended 11 March  1999 (collectively, the “Agreement”), the Company acquired a 100% interest in the River Valley claims from Bailey Resources Ltd., Luhta Resources Ltd. and Pardo Resources Ltd. by issuing 600,000 common shares of PFN and $265,000 cash (paid). The River Valley claims are subject to a total 3% Net Smelter Return Royalty ("NSR"), of which PFN can purchase up to 2% of the NSR from the vendors for $2,000,000.

On 14 July 1999, PFN entered into an unincorporated 50/50 joint venture agreement (“JV”) over the River Valley property with Kaymin Resources Ltd. (“Kaymin”) whereby Kaymin was responsible for funding all exploration to completion of a feasibility study, which would give Kaymin an additional 10% interest. In addition, if Kaymin arranged financing for a mine, it would receive another 5% interest, for a total interest of 65%.

Kaymin continued to fund exploration under the terms of JV until 2007 and invested over $22M in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project, above and beyond the minimal holding costs.

An additional $150,000 budget was allocated to fund a detailed geochemical study of the River Valley mineralization was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel (“Ni”) and PGM deposits. Re-sampling of selected River Valley drill holes was completed in January, 2009, and of the 336 samples were submitted to the Ontario Geoscience Laboratories for analytical work, 154 results have been received to date. In order to improve economy modelling of the deposit, the study examined the full suite (platinum ("Pt"), palladium ("Pd"), rhodium ("Rh"), osmium (“Os”), iridium (“Ir”), and ruthenium (“Ru”)) PGM content of  selected mineralized samples , and determined the relationship of Rh, Ir and Ru concentration from Pt and Pd. The program was designed to establish a genetic model of mineralization for the River Valley system, determine the cause of lateral variations in PGE content, and develop a technique to estimate Rhodium, Iridium and Ruthenium concentrations in the indicated and inferred resource categories Platinum and Palladium concentrations without the need to assay all samples for the full suite of Platinum Group Elements ("PGE’s"). This approach provides a better estimate of the true value of the mineralization in the River Valley resource. Dr. Keays concluded from the study that estimates of the Rh, Ir, and Ru concentrations in the River Valley resource can be obtained on the basis of the average Pt and Pd assay grades through a regression analysis. His study indicates that Rh concentrations are equivalent to ~10% of the Pt grades.

Included in the River Valley PGM Project are the following:

i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% NSR.

iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “Optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interests.

On 17 February 2012 PFN announced the receipt of two mining leases.

Mining Lease/ Claims	Size (Hectares)	Township	Recorded	Current expiry date
CLM450	4777.181	Dana	1-Nov-11	31-Oct-32
CLM451	570.308	Pardo	11-Jan-12	28-Feb-33
S 3017059	256	Pardo	8-Apr-04	5-Oct-12
S 3017060	256	Pardo	8-Apr-04	5-Oct-12
S 3017061	256	Pardo	8-Apr-04	5-Oct-12
S 3017062	256	Pardo	8-Apr-04	5-Oct-12
S 3017085	256	Pardo	8-Apr-04	5-Oct-12

HISTORY OF THE RIVER VALLEY PGM PROJECT

The River Valley PGM deposit was discovered by prospectors in early 1998.  PFN became involved in late 1998 and   Anglo American Platinum signed an Option Joint Venture agreement with PFN in 1999.  From 1999 to 2008, Anglo quickly earned-in for 50% ownership of the project and ultimately invested a total of $22 million in exploration programs, including more than 110,000 metres ("m") were drilled in 550 holes.

With the financial crash and changes in Anglo Platinum’s management and exploration focus in 2008, PFN successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum in January 2011.

On 7 April 2011 PFN announced that they had closed the purchase of the remaining 50% interest in the unincorporated joint venture covering the Project from Anglo American Platinum Limited (Amplats) through its wholly-owned subsidiary, Kaymin Resources Ltd. (Kaymin). Pursuant to the terms of the agreement with Amplats and Kaymin, as announced in PFN’s news release of 31 January 2011, a total of 8,117,161 fully paid and non-assessable common shares of PFN (reflecting a 12% interest in PFN based upon the issued and outstanding common shares of PFN as of 30 November 2010 (67,643,008)) and three-year warrants to purchase up to 3,000,000 common shares of PFN at a price of Cdn$0.30 per common share have been issued to Kaymin for its 50% interest in the joint venture. The transaction provided PFN with an undivided 100% interest in the Project.  In May 2011, PFN commenced a $5 million exploration program on the project. The program involved 15,500 m of drilling, 140 line kilometre ("km") of three-dimensional induced polarization surveys, and a new National Instrument, Standards of Disclosure for Mineral Projects ("NI43-101") compliant mineral resource estimate.  Figure 2 illustrates simplified geology map of River Valley Project.

Post JV Partnership (2011 Exploration Programs)

After PFN acquired 100% of the project, PFN announced that it commenced a $5 million, 15,500 m exploration program for its 100% owned River Valley PGM Project. During 2011 exploration, PFN completed more than 15,500 m of drilling and more than 140 line km of 3D Induced Polarization ("IP") geophysics survey. Following is a summary of the program achievements:

Resource Drilling, 13,500 m

  Focused in the Dana North and Dana South zones
  Infill drilling to advance inferred to indicated resources, increase grade and close gaps
  Proximal targets drilled along strike and down-dip to expand current (2006) mineral resources

Exploration Drilling, 2,000 m

  Commenced on completion of the resource drilling
  Drill one new 3D IP chargeability target
  Drill two under explored targets identified from surface mineralization internally within the intrusion not drilled previously

 Geophysical Surveys

  During resource drilling, 130 line km of ground 3D IP surveys completed to generate new targets
  New targets identified, ranked and prioritized for drill testing ( Figure below)

Other Activities

Environmental baseline studies

Figure 1- Location Map of River Valley PGM Project relative to the metallurgical facilities in the greater Sudbury region.

 Figure 2- Geology Map of River Valley Project

The 2011 drilling program carried out on the Property commenced on 6 April 2011 and was completed on 13 January 2012.

Foraco Drilling Ltd., based out of North Bay, Ontario, was contracted to carry out the diamond drill program using a hydraulic VD 5000 diamond drill rig. A total of 46 holes were drilled during three phases of the program totalling 12,767 m of NQ sized core. Dip tests were taken approximately every 50 m with a FLEXIT and later a REFLEX tool. Holes varied in length from 75 to 690 m.

This program was implemented over three stages with each stage having somewhat different but overlapping objectives. The diamond drill program was undertaken in the Dana area of the property and completed between April 6 and mid-November 2011 (Figure 3). Main objectives were to:

• improve the confidence of the resource estimates and grade calculations, as well as possibly improve on the existing computations

• test deeper lying portions of the contact for improved grades and widths.

2011 Drill Results

Drilling continued to establish continuity between previously-identified mineralized intercepts on the deposit. At shallow to moderate depths, drilling encountered moderate- to high-grade gold mineralization in most of the holes drilled. Low-grade gold mineralization ranging 0.5 to 1.5 grams per tonne ("gpt" or "g/t")) was encountered over wide intersections in many of the holes ranging 8 to 25 m in length. In some holes, multiple wide low grade zones were cored.

Table 1 illustrates significant intervals in 2011 exploration program.

Figure 3- 2011 Drill Collar Locations

Discussion

Work to date at River Valley suggests that the best potential for economic accumulations of PGM‐Cu‐Ni sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized zone. The main zone occurs within about 20 m of the intrusive contact with country rocks. This contact zone extends for over 9 km of prospective strike length and hosts the currently defined resource (Figure 4).

Figure 4- Target areas on IP map

Main Zone of the breccia‐hosted PGM mineralization averages 20‐50 m in thickness, continues to depths of greater than 200 m, and is for the most part open along strike and downdip. In addition, the drilling demonstrates predictable grade to depth with significant high grade intersections (5‐10 gpt 3E over 1‐5 m & 3‐5 gpt 3E over 5‐10 m) enveloped by broader (commonly >20 m and sometimes >100 m) lower grade (1.0‐1.5 gpt 3E) intersections.

The continuity of mineralization and the remarkable consistency in the geology and stratigraphy along strike and at depth, suggests that there is significant potential to increase resources on the property through further extensional drilling away from the currently defined mineralized zones. Deeper holes confirmed the presence of mineralization at depths greater than 350 m (down dip and down plunge). There is a general correlation between three dimensional induced‐polarization (3D‐IP) geophysical survey anomalies and PGM sulphide intersections.

The intersections for most of the holes correlate with relatively high chargeability, an indication of disseminated sulphide.

Table 1- 2011 drill program significant intervals

	From (m)	To (m)	Intersect (m)	Intersect (feet)	True Thick-ness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN001	123	173	50	164.0	40.5	0.26	0.008	0.77	0.022	0.05		1.10	0.03	0.02	0.09
Including	123	134	11	36.1	8.9	0.37	0.011	1.11	0.033	0.07		1.55	0.05	0.02	0.09
Including	141	153	12	39.4	9.7	0.31	0.009	0.90	0.026	0.05		1.26	0.04	0.02	0.11
Including	159	173	13	42.7	10.5	0.28	0.008	0.83	0.024	0.06		1.18	0.03	0.03	0.12
DN002	114	179	65	213.3	46.0	0.32	0.009	0.95	0.028	0.06		1.30	0.04	0.02	0.10
Including	146	158	12	39.4	8.5	0.43	0.013	1.30	0.038	0.08		1.82	0.05	0.03	0.14
Including	173	179	6	19.7	4.2	0.74	0.022	2.34	0.068	0.12		3.20	0.09	0.02	0.12
DN003	50	115	65	213.3	46.0	0.42	0.010	1.29	0.038	0.08		1.80	0.05	0.03	0.13
Including	50	59	9	29.5	6.4	0.98	0.029	3.09	0.090	0.18		4.25	0.12	0.03	0.22
Including	72	84	12	39.4	8.5	0.59	0.017	1.76	0.052	0.11		2.47	0.07	0.04	0.16
DN004	29	63	34	111.5	24.0	0.66	0.020	2.00	0.060	0.12		2.80	0.08	0.03	0.16
Including	29	40	11	36.1	7.8	1.12	0.033	3.40	0.099	0.18		4.71	0.14	0.04	0.24
Including	43	47	4	13.1	2.8	0.69	0.020	2.06	0.060	0.11		2.86	0.08	0.03	0.16
DN005	201	209	8	26.2	6.5	0.44	0.010	1.04	0.030	0.07		1.55	0.05	0.02	0.12
And	250	256	6	19.7	4.9	0.41	0.010	1.11	0.040	0.07		1.60	0.05	0.03	0.14
Including	253	255	2	6.6	1.6	0.60	0.020	1.62	0.050	0.09		2.31	0.07	0.04	0.18
DN006	131	155	24	78.7	17.0	0.58	0.020	1.44	0.046	0.13		2.15	0.07	0.02	0.14
Including	131	137	6	19.7	4.2	0.92	0.030	2.30	0.070	0.19		3.41	0.11	0.02	0.13
Including	145	155	10	32.8	7.1	0.60	0.019	1.50	0.050	0.12		2.22	0.07	0.03	0.17
DN007	33	79	46	150.9	32.5	0.46	0.010	1.10	0.040	0.08		1.65	0.05	0.02	0.11
Including	33	56	23	75.4	16.3	0.58	0.020	1.29	0.040	0.08		1.95	0.06	0.02	0.08
Including	60	62	2	6.6	1.4	0.65	0.020	1.53	0.050	0.18		2.36	0.08	0.03	0.28
Including	76	79	3	9.8	2.1	0.46	0.010	1.41	0.050	0.10		1.97	0.06	0.03	0.18
DN008	6	14	8	26.2	5.7	0.76	0.020	2.38	0.080	0.13		3.28	0.11	0.02	0.15
Including	9	14	5	16.4	3.5	1.03	0.030	3.24	0.100	0.18		4.45	0.14	0.03	0.18
DN009	91	94	3	9.8	2.4	0.40	0.010	0.99	0.030	0.01	0.040	1.40	0.05	0.01	0.01
DN010	223	241	18	59.0	12.7	0.35	0.010	1.18	0.040	0.06	0.030	1.59	0.05	0.03	0.10
Including	223	228	5	16.4	3.5	0.49	0.020	1.61	0.050	0.06	0.030	2.16	0.07	0.04	0.12
And	233	239	6	19.7	4.2	0.40	0.010	1.40	0.040	0.07	0.030	1.87	0.06	0.04	0.10
Including	233	235	2	6.6	1.4	0.64	0.020	2.38	0.080	0.12	0.030	3.14	0.10	0.04	0.15
DN011	52	56	4	13.1	2.8	0.75	0.020	0.83	0.030	0.01	0.420	1.59	0.05	0.00	0.01
And	72	86	14	45.9	9.9	0.55	0.020	1.70	0.050	0.12	0.340	2.38	0.08	0.02	0.13
Including	72	76	4	13.1	2.8	0.97	0.030	2.93	0.090	0.18	0.950	4.09	0.13	0.02	0.12
And	134	187	53	173.8	37.5	0.83	0.030	2.52	0.080	0.15	3.340	3.50	0.11	0.03	0.18
Including	143	156	13	42.6	9.2	0.90	0.030	2.83	0.090	0.16	1.990	3.89	0.12	0.03	0.17
Including	171	182	11	36.1	7.8	1.82	0.060	5.83	0.190	0.35	1.320	8.00	0.26	0.07	0.38
And	223	231	8	26.2	5.7	0.39	0.010	1.26	0.040	0.07	0.450	1.72	0.06	0.04	0.12
Including	223	226	3	9.8	2.1	0.65	0.020	2.15	0.070	0.11	0.520	2.91	0.09	0.06	0.19
DN012	38	65	27	88.6	19.1	0.49	0.020	1.58	0.050	0.08	0.060	2.16	0.07	0.02	0.12
Including	44	51	7	23.0	4.9	1.12	0.040	3.77	0.120	0.15	0.140	5.04	0.16	0.04	0.19
And	132	140	8	26.2	5.7	0.33	0.010	1.06	0.030	0.07	0.040	1.45	0.05	0.02	0.11
DN013	172	174	2	6.6	1.4	0.47	0.020	1.55	0.050	0.04	2.050	2.06	0.07	0.02	0.13
DN014	366	396	30	98.4	26.0	0.59	0.020	1.91	0.060	0.10	0.001	2.60	0.08	0.03	0.16
Including	366	368	2	6.6	1.7	1.50	0.050	4.78	0.150	0.17	0.001	6.44	0.21	0.05	0.26
Including	378	380	2	6.6	1.7	0.89	0.030	3.04	0.100	0.16	0.001	4.08	0.13	0.03	0.24
DN015	254	261	7	23.0	6.1	0.92	0.030	2.38	0.080	0.10	0.001	3.39	0.11	0.02	0.12
Including	255	257	2	6.6	1.4	0.95	0.030	3.00	0.100	0.11	0.001	4.05	0.13	0.02	0.10
Including	258	261	3	9.8	2.1	1.00	0.030	2.92	0.090	0.14	0.001	4.06	0.13	0.03	0.19
DN016	294	303	9	29.5	7.8	0.99	0.030	3.20	0.100	0.13	0.012	4.32	0.14	0.02	0.16
Including	294	298	4	13.1	3.5	1.58	0.050	5.44	0.170	0.19	0.021	7.21	0.23	0.04	0.27
And	328	334	6	19.7	5.2	1.05	0.030	2.86	0.090	0.13	0.010	4.04	0.13	0.05	0.21
DN017	144	171	27	88.6	22.4	0.69	0.020	1.99	0.060	0.12	0.007	2.80	0.09	0.02	0.12
Including	150	162	12	39.4	9.9	0.91	0.030	2.57	0.080	0.14	0.009	3.62	0.12	0.04	0.20
DN018	132	151	19	62.3	13.4	0.50	0.020	1.56	0.050	0.09	0.005	2.15	0.07	0.03	0.13

Including	135	140	5	16.4	3.5	0.79	0.030	2.50	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN019	103	116	13	42.6	9.2	0.41	0.010	1.24	0.040	0.07	0.004	1.72	0.06	0.03	0.12
Including	105	109	4	13.1	2.8	0.41	0.010	1.27	0.040	0.08	0.003	1.76	0.06	0.02	0.11
And	129	137	8	26.2	5.7	0.30	0.010	0.90	0.030	0.04	0.002	1.24	0.04	0.02	0.07
Including	129	131	2	6.6	1.4	0.49	0.020	1.53	0.050	0.08	0.004	2.10	0.07	0.03	0.16
DN020	44	54	10	32.8	7.1	0.31	0.010	0.98	0.030	0.06	0.003	1.35	0.04	0.02	0.12
Including	51	53	2	6.6	1.4	0.46	0.010	1.50	0.050	0.07	0.005	2.03	0.07	0.02	0.13
DN021	214	249	35	114.8	30.3	0.58	0.020	1.77	0.060	0.12	0.006	2.47	0.08	0.02	0.15
Including	216	222	6	19.7	5.2	1.13	0.040	3.71	0.120	0.22	0.015	5.06	0.16	0.04	0.24
Including	226	231	5	16.4	4.3	0.72	0.020	2.25	0.070	0.16	0.007	3.12	0.10	0.03	0.20
And	304	323	19	62.3	16.5	0.47	0.020	1.45	0.050	0.09	0.004	2.01	0.06	0.04	0.17
And	331	339	8	26.2	6.9	0.59	0.020	1.72	0.060	0.08	0.006	2.39	0.08	0.04	0.19
DN022	214	249	35	114.8	27.2	0.42	0.010	1.27	0.040	0.88	0.004	2.57	0.08	0.03	0.13
Including	199	203	4	13.1	3.1	0.67	0.020	2.36	0.080	0.17	0.006	3.20	0.10	0.04	0.21
Including	208	218	10	32.8	7.8	0.64	0.020	1.96	0.060	0.12	0.006	2.71	0.09	0.04	0.17
DN023	68	110	42	137.8	29.7	0.53	0.020	1.65	0.050	1.00	0.005	3.18	0.10	0.02	0.13
Including	88	99	11	36.1	7.8	0.75	0.020	2.54	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN024	25	37	12	39.4	8.5	0.68	0.020	2.08	0.070	0.12	0.007	2.88	0.09	0.03	0.16
Including	25	31	6	19.7	4.2	0.93	0.030	2.90	0.090	0.15	0.009	3.97	0.13	0.03	0.18
And	41	56	15	49.2	10.6	0.41	0.010	1.29	0.040	0.06	0.004	1.76	0.06	0.02	0.10
Including	47	50	3	9.8	2.1	0.71	0.020	1.98	0.060	0.08	0.006	2.77	0.09	0.04	0.14
And	61	72	11	36.1	7.8	0.41	0.010	1.41	0.050	0.08	0.004	1.90	0.06	0.03	0.15
Including	67	70	3	9.8	2.1	0.39	0.010	1.36	0.040	0.08	0.005	1.83	0.06	0.03	0.16
DN025	28	38	10	32.8	7.1	0.56	0.020	1.59	0.050	0.08	0.005	2.23	0.07	0.03	0.12
Including	30	33	3	9.8	2.1	1.10	0.040	2.78	0.090	0.13	0.009	4.01	0.13	0.03	0.15
DN026	99	112	13	42.6	11.6	0.40	0.010	1.40	0.050	0.08	0.004	1.88	0.06	0.02	0.14
Including	104	109	5	16.4	4.5	0.50	0.020	1.60	0.050	0.09	0.004	2.19	0.07	0.02	0.19
And	195	198	3	9.8	2.7	0.50	0.020	1.50	0.050	0.05	0.004	2.05	0.07	0.02	0.10
DN027	73	81	8	26.2	5.7	0.40	0.010	1.10	0.040	0.03	0.004	1.53	0.05	0.01	0.06
Including	73	76	3	9.8	2.1	0.70	0.020	2.00	0.060	0.06	0.007	2.76	0.09	0.02	0.09
DN029	22	32	10	32.8	7.1	1.00	0.030	3.30	0.110	0.20	0.011	4.50	0.14	0.07	0.28
Including	23	24	1	3.3	0.7	2.20	0.070	7.00	0.230	0.20	0.023	9.40	0.30	0.12	0.46
Including	24	32	8	26.2	5.7	0.90	0.030	2.70	0.090	0.20	0.009	3.80	0.12	0.06	0.27
DN030	3.5	18	14.5	47.6	10.3	0.70	0.020	2.10	0.070	0.10	0.008	2.90	0.09	0.04	0.17
Including	6	12	6	19.7	4.2	1.01	0.030	3.23	0.100	0.15	0.012	4.39	0.14	0.04	0.20
DN032	306	320	14	45.9	12.0	0.41	0.010	1.19	0.040	0.06	0.004	1.66	0.05	0.02	0.08
Including	312	314	2	6.6	1.7	0.76	0.020	2.56	0.080	0.08	0.008	3.40	0.11	0.02	0.08
And	325	358	33	108.2	28.3	0.48	0.020	1.54	0.050	0.09	0.004	2.11	0.07	0.02	0.12
Including	332	339	7	23.0	6.0	1.17	0.040	3.82	0.120	0.18	0.011	5.17	0.17	0.04	0.21
DN033	256	310	54	177.1	38.2	0.51	0.020	1.48	0.050	0.09	0.005	2.08	0.07	0.03	0.14
Including	262	274	12	39.4	8.5	0.83	0.030	2.37	0.080	0.15	0.009	3.35	0.11	0.05	0.24
Including	291	295	4	13.1	2.8	0.59	0.020	1.81	0.060	0.11	0.006	2.51	0.08	0.03	0.16
Including	306	309	3	9.8	2.1	0.93	0.030	2.83	0.090	0.13	0.011	3.89	0.13	0.02	0.15
DN034	5	15	10	32.8	7.1	0.59	0.020	1.42	0.050	0.10		2.11	0.07	0.03	0.13
Including	7	10	3	9.8	2.1	0.72	0.020	1.99	0.060	0.13		2.84	0.09	0.03	0.16
And	67	71	4	13.1	2.8	1.00	0.030	2.87	0.090	0.18		4.05	0.13	0.03	0.17
And	219	239	20	65.6	14.1	0.63	0.020	2.03	0.070	0.11		2.77	0.09	0.05	0.20
Including	229	233	4	13.1	2.8	1.26	0.040	4.22	0.140	0.24		5.72	0.18	0.08	0.38
And	281	297	16	52.5	11.3	0.51	0.020	1.47	0.050	0.08		2.06	0.07	0.03	0.15
Including	282	287	5	16.4	3.5	0.82	0.030	2.51	0.080	0.12		3.45	0.11	0.04	0.19
DN035	74	115	41	134.5	29.0	0.41	0.010	1.33	0.040	0.07		1.81	0.06	0.03	0.15
Including	90	102	12	39.4	8.5	0.67	0.020	2.20	0.070	0.12		2.99	0.10	0.47	0.22
And	209	223	14	45.9	9.9	0.75	0.020	2.25	0.070	0.11		3.11	0.10	0.03	0.16
And	249	269	20	65.6	14.1	0.37	0.010	1.11	0.040	0.06		1.54	0.05	0.03	0.12
Including	249	250	1	3.3	0.7	1.45	0.050	4.78	0.150	0.19		6.42	0.21	0.06	0.26
DN038	171	198	27	88.6	19.1	0.42	0.010	1.37	0.040	0.08		1.87	0.06	0.03	0.13
Including	171	175	4	13.1	2.8	0.64	0.020	2.20	0.070	0.11		2.95	0.09	0.03	0.17

2012 Mineral Resource Estimate (NI 43-101 complaint):

The detailed results of the new mineral resources estimate for the River Valley PGM Project are presented in Table 2 below. This NI43‐101 compliant mineral resource estimate was completed by Tetra Tech, Sudbury. The new estimate incorporates the 13,140 m in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate. This NI43‐101 compliant mineral resource estimate was completed by Tetra Tech, Sudbury. The new estimate incorporates the 13,140 m in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate. All 462 holes were drilled at a nominal drill section spacing of 25 m to 100 m on the eight separate mineralized zones shown in Figure below.

The estimated NI43‐101 compliant Measured and Indicated mineral resources at a cut‐off grade of 0.80 g/t Palladium Equivalent ("PdEq") have increased by 470% from the previous mineral resource estimate (Filed on SEDAR, May 2006) to 91,339,500 tonnes ("t") grading 0.84 g/t Pd+Pt+gold ("Au"), 0.06% copper ("Cu"), 0.02% nickel ("Ni") and 0.002% cobalt ("Co"). The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% Cu, 0.03% Ni and 0.002% Co.

The mineral resources were estimated using Datamine Studio3(c) software and are reported at a cut‐off grade of 0.8 PdEq. The 0.8 g/t PdEq cut‐off was used pending future assessment of the economics and development potential of River Valley as an open pit mining project. The Company considers the 0.8 g/t cut‐off value to be appropriate because: 1) the PdEq grade is 1.38 gpt for Measured and Indicated and 1.07 g/t for Inferred resources; and 2) Rh and silver ("Ag") are not included in the PdEq calculation.

Comparisons are made above to the previous NI43‐101 compliant River Valley mineral resource estimate of May 2006 (Technical Report by GeoSIMS available on PFN's SEDAR profile at http://sedar.com and on the Company's website). The large increase in the mineral resources reported herein is explained by the combined effects of:

  incorporation of the 2011 resource drilling results;
  inclusion of three mineralized zones that were previously overlooked;
  use of PdEq rather than Pd+Pt cut‐off grades; and
  use of a length‐weighted average Specific Gravity value of 2.94 measured for River Valley rather than the previous value of 2.89.

Figure 5 illustrates the distribution of the 2012 PGM mineral resources in the River Valley deposit.

Table 2 - NI43‐101 Compliant Mineral Resources for the River Valley PGM Project, Sudbury, Ontario

Notes to Mineral Resources in Table:

1. The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as "measured", indicated", or "inferred" as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be "in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction".

2. For the River Valley project, a palladium equivalent (PdEq) cut‐off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut‐off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2)+(Co grade*$Co*Factor3))/($Pd*Factor1)
$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.
$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)

3. The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used.

Statistical and Variogram analyses were performed to determine the "nugget effect".

4. Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

5. The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

Exploration & Development Plans

Potential exists for expanding the size of the PGM resources even more through extensional and additional drilling along strike, across strike and down-dip of the mineralized zones as currently defined.  Inferred resources can be advanced to indicated and measured resources through denser drilling at the Banshee, Azen and Razor zones.  Furthermore, exploration of new targets (i.e., reef-style mineralization) generated internally within the River Valley Intrusion (see PFN press release dated 19 June 2012) and in the adjacent country rocks (i.e., magmatic feeder zones) could result in discovery of new resources.

In regards to project development, the next logical steps are for proper metallurgical testing of fresh mineralized rock by an independent laboratory, continued baseline environmental studies, and development of a community relations program.  Pending results, these steps would ultimately lead a Preliminary Economic Assessment (aka Scoping Study) of the economics and development potential of the River Valley Project as a large open pit mine and mill operation.

Figure 5- Distribution of the 2012 PGM mineral resources in the River Valley Intrusion, Sudbury area, Ontario.

RIVER VALLEY EAST AND WEST PGM PROJECT, ONTARIO

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley Pd, Pt and Au project in the Sudbury area of Ontario (Figure 6). The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of PGM mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

River Valley West claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition. The Nipissing Gabbro has been explored for PGM on some areas of the property. Public sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

A joint venture partner is being sought to further explore the project.

Figure 6- Location of the River Valley East and West Properties.

HEAVEN LAKE PGM, GOLD PROJECT, ONTARIO

On 13 December 2010, the Company staked 220 square km 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario.

The Heaven Lake property is located 130 km north of the city of Thunder Bay and 15 km north of the Lac des Iles PGM Mine. Access is by all‐season paved highways, logging gravel roads and bush trails (Figure 7). The roads and trails link to the access road system for the Lac des Iles Mine.  The Heaven Lake claim group consists of 88 contiguous 16‐unit claims on Crown Lands (1408 units), encompassing an area of 22,528 ha and owned 100% by PFN.

The Heaven Lake Property lies near the boundary of the Archean Superior Province to the west and the Mesoproterozoic Nipigon Embayment to the east (Figure 7). The property is underlain by metamorphosed and deformed Archean volcanic‐sedimentary rocks and intermediate to felsic intrusions of the Wabigoon Terrane . The Archean rocks are disconformably overlain by Mesoproterozoic sedimentary rocks and intruded by Nipigon diabase sills. The latter bodies are related to the ~1100 million‐year‐old Midcontinent Rift (MacDonald et al., 2005).

Indicative Exploration Program

The exploration targets most commonly noted in the provincial assessment reports are Lac des Iles style PGM mineralization and, more recently, Thunder Bay North style Cu‐Ni‐PGM mineralization. At Heaven Lake, however, Ni‐Cu‐PGM mineralization near the base of the gabbro‐pyroxenite intrusion could possibly indicate different target type. This target area should be ranked highly for IP and time‐domain EM surveys on grids with 100 metre line spacing and, pending results, drill testing. Elsewhere on the Heaven Lake property, geophysical surveys and mapping and prospecting surveys by experienced personnel should be carried out to find and explore other prospective mafic intrusions. An additional focus for exploration should be the unexplained airborne EM anomalies about Whitton Lake.

The presence of thick overburden and the flat‐lying Nipigon Diabase unit hinders ground geophysical surveys and surface mapping and prospecting work. A modern airborne geophysical survey with higher resolution and increased depth penetration combined with inversion modelling of EM and magnetic anomalies of interest could better focus follow‐up exploration activities on the ground. Indeed, OFR 6164 (MacDonald et al., 2005) reports the presence of a magnetic anomaly at depth beneath the northeastern part of the Heaven Lake Property. Gabbro has been reported in the area, but also present are thick horizons of magnetic massive pyrrhotite associated with chert. The significance of that magnetic anomaly remains to be determined. Inversion modelling combined with physical property studies warrants consideration, as a means of evaluating the potential of the Heaven Lake Property area to hold large mafic to ultramafic intrusions which do not outcrop.

Several exploration companies have recently staked properties around the Heaven Lake Property. These companies include Platinum Group Metals and HTX Minerals Corp., which are known to have interest in Cu‐Ni‐PGMs.

A joint venture partner is being sought to further explore the project.

Figure 7- Location of the Heaven Lake Property, northwestern Ontario.

NICKEL PLATS, SASKATCHEWAN

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”) (Figure 8). The property is located approximately 50 km north of La Ronge, Saskatchewan. The property covers a Ni-Cu occurrence (historic resource of 1.7 million tonnes grading 0.74% combined Ni-Cu) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011	(paid)	20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

Approximately $678,609 in expenditures have been accrued by the Nickel Plats Project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 ha) were staked in the vicinity to expand to the property to include additional target areas.

The Nickel Plats Project area is located at or near a terrain boundary underlain by Proterozoic rocks of the Hearne-Reindeer and Reindeer zones to the east of the Archean Hearne Craton and northwest of the Archean Sask Craton. The Reindeer zone forms the core of the Trans-Hudson Orogen and is subdivided into the Rottenstone and La Ronge domains. The Rottenstone domain consists of mainly metasedimentary rocks intruded by tonalite-trondhjemite plutons and small mafic- ultramafic intrusions. The grade of regional metamorphism ranges from lower amphibolite to upper amphibolite. The mafic-ultramafic intrusions are the foci of PFN’s exploration interest.

The property is underlain by gneissic to migmatitic metasedimentary rocks with or without metavolcanic rocks, intermediate to felsic intrusions and, locally, mafic-ultramafic plutons. The pluton at the Gochagar Lake Property is a multiphase intrusive complex consisting of a core of hornblendite and a margin of diorite that was intruded by gabbro. The gabbro is described as relatively fresh which contains xenoliths of the metasedimentary country rocks and hosts nickel-copper sulphide mineralization. The mineralized host rock types are norite, websterite, hartzburgite, hornblendite and even the surrounding metasedimentary rocks.

Exploration work carried out by PFN consists of drill core resampling for modern assays and an airborne electromagnetic (EM) survey. Only a single drill hole was resampled. The assay results confirm the Ni-enriched (up to 0.60% Ni) composition of the mineralization relative to Cu (up to 0.16% Cu), presence of Co (up to 0.022%) and minor amounts of PGM (up to 0.3 gpt Pt+Pd).

In 2008, a total of 2284 line km of Versatile Time Domain Electromagnetic ("VTEM")) was flown by Geotech over PFN’s Nickel Plats Project area. Mr. Laurie Reed (a renowned geophysical consultant) completed an interpretation of the VTEM survey for PFN. The survey did detect the Gochagar A-Zone deposit. Several similar responses were identified in the vicinity of that zone and elsewhere on the Nickel Plats properties. These targets remain to be geologically proofed and drill tested.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

Figure 8. The claims of the PFNs Nickel Plats Project (in grey).

ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 km from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying Net Profits Interest ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which can be purchased in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the Au and AG rich mineralization of Barrick Gold’s past-producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones: the Black Dog and SRV Zones, over a total strike length of approximately 950 m.  A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5km of strike length of the prospective lithologies is present on the property. There is the potential for additional mineralization along strike and at depth, as historic drilling tested the known mineralization down to depths of only about 160 m.

The 2009 exploration program included a 350 line km, AeroTem3, helicopter-borne magnetic/electromagnetic survey conducted by Aeroquest Limited and a drilling program consisting of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results from this drill program, with Au and Ag measured in gpt and Cu, lead (“Pb”) and zinc (“Zn”) in percent (%).

Hole Number	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
	*Interval represents apparent thickness not true thickness

The final drill hole of this program tested a strong electromagnetic anomaly that was thought to represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

Further investigations are required to test for a westward extension of the main zones of mineralization.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty-one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples.

Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. Commencement of the 2010 Rock and Roll exploration program was announced on 27 September 2010. This program primarily focused on continuation of re-sampling previous drill core, coupled with geological mapping/prospecting that investigated airborne geophysical survey conductors and geological and geochemical targets. The fieldwork was supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the British Columbia Geological Survey.

The Rock & Roll Report, commissioned by Alto Ventures Ltd. (“Alto”) and PFN, and filed on 1 June 2011 on the Company’s Form 6-K, included a new NI 43-101 compliant mineral resource estimate for the Black Dog Deposit. The resource estimate incorporated the mineralized zones of the historic drill core and the 540 m (1,772 ft) of the five diamond drill holes that were completed by PFN in 2009/2010. Through this work, PFN significantly increased the resources contained within the Black Dog deposit over the previous resource estimate, completed prior to the implementation of NI 43-101.

The NI 43-101 compliant mineral resource estimate in the “indicated” category consists of 2,155,679 tonnes grading 0.68 g/t Au (47,040 contained oz of Au), and 82.7 g/t Ag (5,734,445 contained oz of Ag) at a gold-equivalent (“AuEq”) cut-off grade of 0.5 g/t. The deposit also contains 0.22% Cu (10,500,833 lbs Cu), 0.22% Pb (10,399,960 lbs Pb), and 0.94% Zn (44,522,995 lbs Zn) or 3.11 g/t AuEq for an additional 215,239 oz of AuEq at the 0.5 g/t AuEq cut-off. The AuEq grade is based on $1,000/oz Au, $15.80/oz Ag, $2.92/lb Cu, $0.86/lb Pb and $0.86/lb Zn. The tables below give the mineral resource estimate for the Black Dog deposit at varying cut-off grades.

The Black Dog massive sulphide deposit is part of a larger area that includes the SRV Zone hosting precious metal-rich VMS mineralization. These occurrences display similarities to other precious metal-rich deposits such as Eskay Creek (50 km to the east-southeast), Greens Creek, and other deposits of the Canadian Cordillera. The mineralization on the Rock & Roll property is hosted by graphitic argillite to siltstone. The Black Dog and SRV zones are dominated by massive pyrrhotite with blebs and lenses of chalcopyrite and sphalerite. Massive pyrite-sphalerite forms finely laminated lenses locally, with minor pyrrhotite, galena and chalcopyrite.

Indicated Mineral Resources, consistent with the definitions required by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended  and  by NI43-101, are reported at various cut-off grades in Table 3 (for Au and Ag) and Table 4 (for Cu, Pb, Zn and Au-Eq values). Inverse distances squared interpolation restricted to mineralized domains were used to estimate gold (grams/tonne Au), silver (grams/tonne Ag), copper (% Cu), lead (% Pb), and zinc (% Zn) grades into the block models. Gold, silver, copper, lead and zinc content were combined into a gold equivalent value (using to the prices given above) for resource reporting.

Table 3 - Gold and Silver Indicated Mineral Resource Estimate at various gold-equivalent (AuEq) cut-off grades. Metallurgical recoveries and net smelter returns are assumed to be 100%

Table 4 - Copper, Lead, Zinc and gold equivalent Indicated Mineral Resource Estimate at various gold-equivalent (AuEq) cut-off grades

On 29 June 2012, the Company terminated the option agreement with the Vendors related to the Rock & Roll property.

GLITTER LAKE, QUÉBEC

The Company entered into an option agreement dated August 15, 2003, and amended 30 April 2006, with CanAlaska Uranium Ltd. (“CanAlaska”) whereby the Company could earn a 50% interest in the mineral claims knows as the “Glitter Lake Property”, located in Québec.

The Glitter Lake Property consists of 63 unpatented mining claims totaling 1,008 ha. The claims are owned 100% by PFN. Work requirements are $750 per claim.  The claims are situated along the trend of the gabbroic sill that hosts the Horden Lake Cu-Ni deposit and form two groups, one situated to the southwest of the Horden Lake property, the other to the northeast.

The Glitter Lake claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8 million tonnes (“Mt”) at 0.88% copper (“Cu”) and 0.21% Nickel (“Ni”), and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, 2 March 2009).

The principal exploration target on the Glitter Lake Property is remobilized magmatic Cu-Ni sulphide mineralization along the contact of the metagabroic intrusion that hosts the Horden Lake deposit. Of particular interest is the potential for relatively high-grade Cu mineralization that could be used to augment the high grade, but relatively low tonnage portion (indicated resource of 2.4 Mt at 1.37% Cu, 0.25% Ni, and inferred resource of 2.0 Mt at 1.34% Cu, 0.34% Ni) of the Horden Lake deposit.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby, in order to maintain the option, a total of $200,000 was to be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake Property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its office location to the end of the lease term in November 2010.  CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to 2 weeks due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

	Payments	Shares
On directors and regulatory approvals	$50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	$150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR.  1% NSR can be purchased from the Company for $1,000,000.

DESTINY GOLD PROPERTY, QUÉBEC

On 14 August  2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project (formerly the Despinassy Project) consisting of 175 mining claims totalling 7,260 ha.

On 8 August 2011 PFN announced that, subject to regulatory and shareholder approvals, it had entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen was granted an option (“Option”) to acquire the Company’s 60%  earn in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, PFN will grant to Next Gen an irrevocable right and option to acquire PFN’s right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants (“Warrants”) exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which is due as follows:

Cash: Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the option interest from PFN to Next Gen in accordance with the terms of the LA.

On 26 September 2011, PFN announced that regulatory and shareholder approvals were received and the LA closed. In accordance with the terms of the LA, Next Gen delivered, on 26 September 2011, a Notice of Commencement of the Option to the Company as well as 4,550,000 common shares of Next Gen and 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices until September 26, 2015. The Warrants and any shares exercisable under the Warrants are subject to regulatory hold periods until January, 2012. PFN is a controlling shareholder and therefore is required to file reports under National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

On 29 June 2012, the Company terminated the option agreement with Alto related to the Destiny Gold Project.

TONSINA PROPERTY, ALASKA

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105), which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.   Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An IP survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the project.

KANE PROPERTY, ALASKA

During a previous year, the Company acquired certain mineral claims by staking in Alaska.  On 6 June 2007, the Company entered into an option agreement with Stillwater Mining Company (“Stillwater”) whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by 31 December 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

UNION BAY, ALASKA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company, purchased a private placement of $165,000 (2002), made cash payments, and issued common shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date(issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004(issued)	-	30,000	-
	Payments	Shares	Exploration Expenditures
- On or before 1 July 2004(paid / incurred)	20,000	-	30,000
- On or before 1 July 2005(paid / incurred)	30,000	-	340,000
- On or before 1 July 2006(paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%.  This election was not made.

As a term of the agreement the Company, upon vesting with 50%, issued 253,586 common shares at market value of $100,000 to Freegold.  In a previous year, 134,538 common shares were issued, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property, with the Company as Project Operator.

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

SARGESSON AND KELLY/DAVIS PROPERTIES, ONTARIO

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

COLDWELL, ONTARIO

In 2007, the Company acquired 91 mineral claims, 20,254 hectares ("ha") by staking in the Coldwell area near Marathon, Ontario. The claims cover parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

Airborne geophysical and lake bottom sediment surveys were completed in 2007. The goal of these surveys was to identify targets for follow-up ground evaluation in 2008. Prospecting and a soil geochemical survey were completed in 2008. This work did not identify any significant mineralization.

The Company allowed the Coldwell claims to lapse in July and August 2010.

GOODCHILD, ONTARIO

During the year ended 30 April 2009, the Company acquired 28 mineral claims (6,640 ha) by staking in the north east of the Coldwell Area near Marathon, Ontario. These claims were incorporated into the Coldwell project as described in the preceding section.

As with the Coldwell Project, the Company allowed the Goodchild claims to lapse in February 2010.

SWAYZE JOINT VENTURE, ONTARIO

In 2007 the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. On 12 February 2008, the Company entered into a three-year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It was proposed that the exploration budget over the three years would be $1,200,000 with the first year’s budget of $400,000.  Total holdings in the Swayze area include 3 properties totalling 8,544 ha.

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company would participate in working the properties as a 50/50 joint venture.  Expenditures and programs on the properties are to be determined by an annual joint management committee meeting.

In 2008, and airborne survey was completed over claims in Tooms Township that form part of the Swayze joint venture property. In addition, prospecting and mapping were completed on the Tooms and Heenan Township properties. In late 2008, a small (500 m) drill program was completed on the Heenan Township property. This work did not identify significant mineralization.

On 5 May 2009, the joint venture was terminated.  The Company allowed the Swayze claims to lapse in January 2010 and has no further plans for this project.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

The Company staked 6 claims (1,024 ha) in Raglan Township within the Raglan meta-gabbro mafic complex in June 2006.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155m long and 6m- to-15m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007 the Company entered into a 50/50 joint venture agreement with First Nickel to evaluate the claims as well as their adjoining claims (1,728 ha) as one property.  Expenditures and programs on the project were determined by an annual joint management committee meeting.

In 2008 an airborne magnetic and electromagnetic survey was completed on the Raglan Hills property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

Due to the downturn in commodity prices, PFN informed First Nickel that it would not be participating in the funding of a 2009 exploration program and as a result the Company’s participating interest has been decreased. As per the joint venture agreement with First Nickel, the Company’s participating interest was converted to a 1.5% NSR over the Raglan Hills property.

EAST SUDBURY, ONTARIO

During the year ended 30 April 2009, the Company acquired 124 mineral claims (1,638 units – 26,208 ha) by staking in the Sudbury area of Ontario.

In September 2009, the Company entered into a purchase agreement with Trueclaim Exploration Ltd. (“Trueclaim”) whereby Trueclaim would purchase 100% ownership of certain claims that formed part of the East Sudbury property for a 1.5% NSR and 50,000 Trueclaim shares.

In September 2009 the property was reduced from 128 claims to 60 claims and from then through December 2009 an additional 56 claims were lapsed.  The Company allowed the balance of the claims remaining to lapse in August 2010.

NORTH DULUTH, ONTARIO

In 2007 the Company acquired 10 mineral claims (81 units – 1,296 ha) in the Crystal Lake Area south of Thunder Bay, Ontario and completed an airborne magnetic-electromagnetic survey over the property. The survey did not identify any significant targets for follow-up work and in February 2009, the property was reduced to 8 claims.

In February 2010, the remaining claims lapsed.

Fiedmont, Québec

On 16 December 2008, the Company entered into an option agreement with Kinbauri whereby the Company could earn a 60% interest in 40 of Kinbauri’s 84 claims covering approximately 3,458 ha, known as the Fiedmont PGM property, subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a 1.0%, $900,000 buyback, to earn a 60% interest.

Under the terms of the Agreement, the Company would pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment was mandatory and included payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002. The Company completed an initial drill program targeting potential extensions of the known mineralization in March 2009.

No significant assay results were obtained from the drilling program, and the option agreement was terminated in October of 2009.

SOQUEM –TAUREAU & CHENNEVILLE PROJECTS, QUÉBEC

On 28 July 2006 the Company signed a 50/50 Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion of the Province of Québec, Canada, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM would pool staffing and funding resources, and share all technical data pertaining to properties located within the AMI, with each party having equal representation of two members each on a technical committee, responsible for setting programs, budget and schedule.  SOQUEM acted as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

In the event that a viable property was identified, the parties would contribute jointly to all staking and acquisition costs, or, if one party elected to do so independently, would do so at its own expense.  In that event, the other party was granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new joint venture agreement between the parties for the newly acquired property.

The 2006 program’s assay results (1.17g/t Pd, 0.14g/t Pt, 0.29g/t Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Several magnetic bodies with associated conductors were identified, and additional claims were acquired in these areas.

In 2007, work programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airborne survey in the Chenneville area were staked (254 mineral claims – 15,200 ha) and evaluated. The Chenneville Project was initiated to follow-up on the PGE-Cu-Ni mineralization located in 2006.  Additional follow-up ground work on the Taureau and Chenneville project areas was completed in 2009, culminating with a 500 m drill program on the Chenneville property.  No significant mineralization was identified during the course of the foregoing investigations.

Both parties agreed to abandon the entire Chenneville property since the fieldwork did not give the significant results expected and the Company and SOQUEM agreed to terminate the Taureau and Chenneville joint venture in August 2009.

WINTER LAKE, NORTHWEST TERRITORIES, CANADA

In 2007, the Company staked two separate blocks of claims, totaling 33 mineral claims of approximately 34,070 ha in the MacKay Lake area of the Northwest Territories.  These claims cover geology similar to that where GGL Resources reported nickel values in a komatiitic environment.

No exploration work was completed on the property subsequent to staking, and the claims were allowed to lapse in May 2009 and reverted to the Crown.

NIXON FORK PROPERTY, ALASKA

By Letter Agreement (the “Agreement”) dated 9 December 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until 15 February 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork property, located 56 km northeast of McGrath, Alaska.

The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance was paid in three equal instalments on 1 May 2009, 1 July 2009 and 1 September 2009.

The mine is located 56 km northeast of McGrath, Alaska. Work on the property began in late March 2009 and consisted of reopening the facilities that had been shut down in October of 2008.  The facilities are in good condition and the camp is operational.

In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR.  FAU paid PFN US$50,000 on signing of the agreement.  The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009.  FAU exercised the option by making further payments totalling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company.

FAU also issued to PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares of FAU at an exercise price of $0.50 until 2 October 2011, and reimbursed all expenses incurred by PFN from 1 May 2009 for a total of CDN$773,766.

BURKINA FASO GOLD PROJECT, AFRICA

In January, 2011, the Company entered into an option agreement with SOMITRA, a company incorporated in Burkina Faso, to acquire three gold permits, known as the Burkina Faso Gold Project, located in Burkina Faso, Western Africa. The project consists of three separate permits totaling 429 sq km.

Under the terms of the option agreement, PFN can earn a 100% interest in the properties over a three year period by paying SOMITRA US$480,000 and providing SOMITRA with a total of 450,000 PFN shares, or PFN may elect to pay the sum of US$135,000.

During the period of the agreement PFN can terminate the option agreement at any time as regards to one or several of the Permits.

SOMITRA will retain a 1% NSR, with a buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

PFN’s Burkina Faso gold Projects lie within the Birimian Greenstone Belt of West Africa, one of the most prolific gold producing regions of the world. The Birimian Greenstone Belt consists of Lower Proterozoic age volcanic and sedimentary units intruded and surrounded by related plutonic rocks and has a long history of gold mining with industrial history beginning in Ghana at the end of the 19th century.

A joint venture partner is being sought to further explore the project.

QUALIFIED PERSON STATEMENT

“Project Overview” and “Subsequent Event” sections of this report have been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. MBA, P.Geo, Vice President Exploration for PFN and a Qualified Person under the provisions of NI 43-101.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The 2012 and 2011 information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with IFRS, and related notes.  The 2010 information was prepared in accordance with Canadian GAAP.

	Years Ended 30 April (audited)
	2012	2011	2010
Total revenues	$33,134	$52,293	$59,296
General and administrative expenses	2,975,697	1,526,478	1,789,601
Mineral property cash costs incurred	3,224,377	1,890,288	1,487,026
Income (loss) before other items in total	(2,975,697)	(1,698,576)	(1,789,601)
Net income (loss) from continuing operations in total	(4,987,597)	(4,316,193)	(3,551,664)
Loss per share – Basic & fully diluted – continued operations	(0.05)	(0.06)	(0.06)
Loss per share – Basic & fully diluted – discontinued operation	-	-	0.04
Totals assets	13,200,115	15,575,641	11,353,054
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The figures have been prepared in accordance with IFRS, excepted for the figures for the period ended 30 April 2010, which have been prepared in accordance with Canadian GAAP.

	For the Quarters Ended (unaudited)
	30 Apr	31 Jan	31 Oct	31 Jul	30 Apr	31 Jan	31 Oct	31 Jul
	2012	2012	2011	2011	2011	2011	2010	2010
Total revenues	$ 6,594	$ 10,295	$ 9,409	$ 6,836	$ 35,017	$ 5,222	$ 5,748	$ 6,306
Net income(loss)	(2,222,613)	(1,004,903)	(688,555)	(1,071,526)	(3,317,683)	(136,327)	(321,119)	(541,064)
Net income(loss) per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.05)	(0.00)	(0.01)	(0.01)
Total assets	13,200,115	15,585,846	16,416,320	16,173,530	15,575,641	11,202,245	11,492,906	12,720,801

RESULTS OF OPERATIONS

The year ended 30 April 2012 resulted in a loss from operations of $4,987,597 which compares with a loss of $4,316,193 for the same period in 2011.  The increase in loss of $671,404 was mainly attributable to:

1.	An increase of $335,414 in investor and shareholder relations due to the new marketing program and promotional activities undertaken during the current period by the Company. Cost of $528,228 for the year ended 30 April 2012 compared to $192,814 for the same period in 2011.

2.	An increase of $260,019 in share-based payments due to the issuance of stock options to employees and consultants. Cost $531,712 for the year ended 30 April 2012 compared to $271,693 for the same period in 2011.

3.	An increase of $232,267 in management fees due to the amendment increase and bonus paid to the Chairman and CEO in relation to the closing acquisition of the River Valley project from Anglo. Cost $432,338 for the year ended 30 April 2012 compared to $200,071 for the same period in 2011.

4.	An increase of $434,105 in net loss on equity investment. Cost $434,105 for the year ended 30 April 2012 compared to $Nil for the same period in 2011

5.	An increase of $119,115 in travel, lodging and food due to promotional activities and attendance at various trade shows. Cost $197,270 for the year ended 30 April 2012 compared to $78,155 for the same period in 2011.

6.	An increase of $232,989 in salaries and benefits due to hiring of additional staff. Cost $415,771 for the year ended 30 April 2012 compared to $182,782 for the same period in 2011.

7.	An increase of $104,236 in office expenses due to the departure of a Tenant that shared office space and expenses. Cost $170,719 for the year ended 30 April 2012 compared to $66,483 for the same period in 2011.

During the year ended 30 April 2012, the Company incurred mineral property cash costs of $3,224,377 compared to $1,890,288 in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended 30 April 2012, the Company’s working capital, defined as current assets less current liabilities, was $4,570,797 compared with working capital of $8,608,818 as at 30 April 2011.  The Company has total issued and outstanding of 103,747,214 shares as at 31 April 2012. The Company has a portfolio of investments with a book value of $1,604,763 and a market value of $1,079,057 as at 30 April 2012.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman of the Company.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The director and Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008.  The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month.  The term of the amended agreement is for five years terminating on 31 March 2016.  All terms of the original agreement remained the same.

Year ended 30 April	2013	2014	2015	2016	2017	Total
Management agreement	$ 266,871	$ 280,214	$ 294,225	$282,347	$ -	$ 1,123,657

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company.

The Company entered into a lease agreement, effective 1 April 2012, for the current office space at 650-555 West 12th Avenue, Vancouver, B.C.  V5Z 3X7.  The lease term expires on 31 March 2022.

Year ended 30 April	2013	2014	2015	2016	2017 to 2022	Total
Rent and lease payments	$ 108,559	$ 102,508	$ 105,573	$108,747	$ 735,598	$ 1,160,985

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of amounts receivable, valuation of warrants, the assumptions used in the accounting for share-based payments, the provision for income taxes and composition of deferred tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value measurement of certain financial instruments.

A detailed summary of all of the Company’s significant accounting policies is included in Note 3 to the consolidated financial statements for the year ended 30 April 2012.

GOVERNMENT LAWS, REGULATION & PERMITTING

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

ESTIMATES OF MINERAL RESOURCES

The mineral resource estimates contained in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts.

KEY MANAGEMENT AND COMPETITION

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

TITLE TO PROPERTIES

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

COMMODITY PRICES

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold.

CHANGES IN ACCOUNTING POLICIES – INITIAL ADOPTION

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Company’s audited consolidated financial statements as at and for the years ended 30 April 2012 have been prepared in accordance with IFRS as issued by the IASB.  Previously, the Company prepared its 2011 annual financial statements in accordance with Canadian GAAP.

IFRS 1 requires the consistent and retrospective application of IFRS accounting policies as at and for the year ended 30 April 2011 and an opening Statement of Financial Position as at 1 May 2010.

To assist with the transition, the provisions of IFRS 1 allows for certain mandatory and optional exemptions for first-time adopters to alleviate the full retrospective application of IFRS.  The Company has elected to apply the following relevant exemptions:

Business Combinations – IFRS 1 provides the option to apply IFRS 3, “Business Combinations”, retrospectively or prospectively from the date of transition.  The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to 1 May 2010.

Share-based Payments – IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before 1 May 2010.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to 1 May 2010.

Decommissioning Liabilities - IFRS 1 provides an optional exemption to elect not to retrospectively recalculate the decommissioning liabilities and the related impact on the cost of the related asset and accumulated depreciation.  The Company elected to use this exemption and account for changes in decommissioning liabilities prospectively from 1 May 2010.

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.  A summary of IFRS 1 mandatory and option exemptions are described in Note 4 to the annual financial statements.

The IFRS accounting policies are set forth in Note 3 to the annual consolidated financial statements for the year ended 30 April 2012.  A detailed explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow, including the reconciliations required by IFRS 1, is presented in Note 4 to the financial statements.

Canadian GAAP to IFRS differences

Share-based Payments – The Company elected to apply IFRS 2 only to those stock options granted subsequent to 7 November 2002 and not vested before 1 May 2010.  This resulted in an increase of share-based payments reserve as at the Transition Date of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011.

Flow-through Shares - Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and record a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the Transition Date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

Reclassification within Equity section - Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued.  Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Share-based Payments reserve” and “Warrants reserve”.  In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Investment revaluation reserve”.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances and deposits, available-for-sale securities, share purchase warrants and trade payables. The fair value of these financial instruments, with the exception of available-for-sale and share purchase warrants, approximates their carrying value unless otherwise noted.

Fair Values

	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	3,440,410	-	-	-
Amounts receivable	N/A	-	133,839	-	-
Available-for-sale securities	Level 1	-	-	975,174	-
Share purchase warrants	Level 2	103,883	-	-	-
Trades payable	N/A	-	-	-	78,664

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions.  For the year ended April 30 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable and other receivables from related parties.  As a result, credit risk is considered insignificant.

Currency Risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	30 April 2012	30 April 2011

Cash and cash equivalents	US$ 715,653	US$ 946,242

The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  For the year ended 30 April 2012, the Company had $3,440,410 (30 April 2011 - $3,880,196) in cash and cash equivalents to settle current liabilities of $413,715 (30 April 2011 - $480,652) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management were as follows:

	30 April 2012	30 April 2011
Management and consulting fees	$ 836,371	$ 505,999
Directors fees	$ 29,000	$ 23,000
Share-based payments	$ 258,458	$ 112,394
	$ 1,123,829	$ 641,393

Included in amounts receivable for the year ended 30 April 2012 are amounts totalling $110,041 (30 April 2011 – $9,579) which are receivable for expense advances from El Nino and Next Gen, companies with directors and officers in common.

During the year ended 30 April 2012, the Company invoiced a total of $734,924 related to shared office costs to El Nino and Next Gen.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 30 April 2012, there were 103,747,214 outstanding common shares compared to 85,737,788 outstanding shares at 30 April 2011.

Share Purchase Options

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2012	Exercise price per share	Expiry date
50,000	-	-	50,000	-	-	$0.50	8 May 2011
20,000	-	-	20,000	-	-	$0.50	19 May 2011
703,000	-	40,000	-	30,000	633,000	$0.25	5 November 2014
150,000	-	-	-	-	150,000	$0.25	14 February 2017
595,000	-	50,000	-	45,000	500,000	$0.25	12 May 2012
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	30,000	100,000	$0.25	29 October 2017
910,000	-	-	-	110,000	800,000	$0.60	22 February 2013
100,000	-	-	-	100,000	-	$0.50	11 June 2013
930,000	-	70,000	-	40,000	820,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	150,000	-	-	-	$0.25	4 June 2015
150,000	-	-	-	150,000	-	$0.40	4 June 2015
150,000	-	-	-	150,000	-	$0.25	5 January 2015
150,000	-	-	-	150,000	-	$0.50	5 January 2015
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
3,100,000	-	-	-	850,000	2,250,000	$0.30	24 February 2016
125,000	-	-	-	-	125,000	$0.30	20 May 2014
-	400,000	-	-	-	400,000	$0.35	20 May 2014
	600,000	-	-	-	600,000	$0.27	7 September 2016
8,268,000	1,000,000	310,000	70,000	1,655,000	7,233,000

Performance Shares

A total of 2,697,990 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 30 April 2012, a total of 850,000 performance shares have been exercised and issued at $0.01 per share.

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company.  These shares are to be granted at the discretion of the Board.

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company.  These shares are to be granted at the discretion of the Board.

During the year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company.  These shares are to be granted at the discretion of the Board.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the IFRS. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the year ended 30 April 2012. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.

There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada, are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.

SUBSEQUENT EVENTS

On 15 June 2012, the Company announced the filing on SEDAR of an NI43-101 Technical Report (the Report), including a new Mineral Resource Estimate for the River Valley PGM Project, located 100 km from the world-renown Sudbury Ni-Cu-PGM Mining Camp.

J June 15, 2012, Vancouver, BC -- Pacific North West Capital Corp. (TSX: "PFN"; OTCQX: PAWEF; Frankfurt: P7J)

On 19 June 2012, the Company announced assay results for exploration drill holes in the River Valley 2012 phase I exploration program on its 100% owned River Valley PGM Property, located within 100 km northeast of Sudbury, Ontario. This phase of exploration focused on drill testing three targets internally within the River Valley Intrusion Complex (RVIC) for reef style platinum group metal (PGM) mineralization (Figure 9). Significant intercepts are listed in Table 5 and discussed below. Details of the drill hole locations and orientations are provided in Table 6.

Spade Zone

The three drill holes at Spade Zone were designed to test an olivine-bearing gabbronorite unit for PGM mineralization, in follow-up to an intercept in a single hole (SL-01) drilled in the hanging wall to the Azen Zone in 2006. All three holes intersected wide intervals of gabbronorite hosted PGM-Cu-Ni sulphide mineralization (Figure 10). Drill hole SL008 was drilled on the same section, but at a stepper angle than SL-01 in order to test for continuity of the mineralization at depth. SL008 intersected two sequences of olivine gabbronorite hosting 3-5 % sulphides, from 34 ms to 166 m down hole and from 180 to 261 m down hole, samples which returned anomalous PGM assays and elevated nickel and copper assays. The best composited assay result was a 0.83 gpt 3E over 14 ms, from 182 to 196 m down hole, including 1.04 gpt 3E over 4 m from 186 to 190 metres down hole.

Drill hole SL009 was collared 75 m to the east of SL008. The hole intersected a sequence of olivine gabbronorites from 77 to 99 m down hole and gabbronorites from 173 to the 308 m down hole. From 188 metres to 296 m, the hole intersected a broad interval of 0.3-0.9 gpt 3E assays. The best composite assay from this interval was 1.16 gpt over 3 m from 271 metres.

Drill hole SL010 was drilled 50 m east of SL008. The hole was collared in a sequence of gabbronorite-olivine gabbronorites that continued to 253 m down hole. Assays from several intervals within the gabbronorite returned anomalous results for PGM+Au. The best composite assays were 1.18 gpt 3E over 8 m from 184-192, including 2.36 gpt 3E over 2 m.

Figure 9- Collar location map for the 2012 exploration drill holes on the River Valley Property, Sudbury region

Figure 10 - Spade Zone Drill Holes Cross Section Drill Holes Location Map

The drill results for the 2012 program combined with the previous drilling reveal the presence of a previously unrecognized PGM mineralized zone, hereafter referred to as the Spade Zone, which is actually separate and apart from the Azen Zone. At this stage, the Spade Zone has been traced for only 125 m along strike and from 80 metres to 200 m depth. The zone is open along strike and up- and down-dip, and additional infill and extensional drilling has been recommended for this area.

Its location internally within the River Valley Intrusion means that Spade Zone represents stratiform or reef type PGM mineralization, rather than contact type PGM Mineralization like the underlying Azen Zone (more typical of River Valley PGM mineralization). Furthermore, higher values of Magnesium ("Mg"), Ni/Pd and Cu/Pd and lower Aluminum (“Al”), PGM and Pd/Pt suggest host rocks and contained sulphides at Spade Zone that are comparatively less fractionated. These results provide encouragement for systematic PGM exploration internally within the intrusion, using an exploration model based on multiple magmatic pulses in a dynamic system.

Other Targets

The three holes drilled at the Dragon target (Figure 9) were designed to test for PGM mineralization below mineralized grab samples of olivine gabbronorite. The holes intersected mineralized intercepts from 8 m to 3 m wide at shallow depths. Drill hole DZ001 returned the best assay results: 2m @ 1.84 gpt 3E, including 1m @ 2.55 gpt 3E.

The three holes drilled at the East Banshee target (Figure 9) were designed to test an internal IP anomaly for PGM mineralization. The holes did not return any significant PGM assay results. The IP anomaly is explained by the presence of gabbro with up to 10% magnetite grains.

Table 5- Composited assay results for the 2012 exploration drill holes at Spade Lake

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Pt (gpt)	Pd (gpt)	Au (gpt)	3E (gpt)	Ni (%)	Cu (%)
SL008	182	196	14	0.22	0.61	0.05	0.83	0.04	0.10
Including	186	190	4	0.29	0.75	0.07	1.04	0.05	0.13
SL009	271	278	7	0.24	0.65	0.03	0.92	0.05	0.07
Including	271	274	3	0.3	0.83	0.04	1.17	0.08	0.10
And	277	278	1	0.5	1.64	0.09	2.23	0.03	0.12
SL010	184	192	8	0.31	0.81	0.06	1.18	0.04	0.09
Including	186	189	3	0.56	1.5	0.1	2.16	0.08	0.15

Table 6 - Drill hole collar and end of hole Information

On 29 June 2012, the Company has elected to terminate its option Agreements with Alto and Equity Exploration Consultants Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Destiny Gold Project in Val d’Or, Quebec and Rock & Roll Polymetallic Project, British Columbia, respectively.

Pacific North West Capital Corp. decided it would be in the best interest of the company to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project, near Sudbury, Ontario. The River Valley Project is one of North America's most advanced primary PGM deposits with excellent infrastructure support and is located only 100 km from the city of Sudbury, Ontario, Canada’s largest nickel-copper-PGM mining and metal recovery centre. River Valley is one of the largest undeveloped primary PGM Projects in North America.